PORTAGE BIOTECH INC.

THREE MONTHS ENDED DECEMBER 31, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

Prepared as at February 24, 2017

Management Discussion and Analysis

The following discussion and analysis by management of the financial condition and financial results for Portage Biotech Inc. for the three months ended December 31, 2016 should be read in conjunction with the unaudited Consolidated Interim Financial Statements for the three and nine months ended December 31, 2016 and for the three months ended June 30, 2016 and September 30, 2016 together with related Management Discussion and Analysis and  audited consolidated financial statements for the year ended March 31, 2016 and annual report in the form 20-F for the same period.

Forward looking statements

This document includes forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities laws. These forward-looking statements include, among others, statements with respect to our objectives, goals and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “hope” and “continue” (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. We caution readers not to place undue reliance on these statements as a number of important factors, many of which are beyond our control, could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to; the applicability of patents and proprietary technology; possible patent litigation; approval of products in the Company’s pipeline; marketing of products; meeting projected drug development timelines and goals; product liability and insurance; dependence on strategic partnerships and licensees;  concentration of the Company’s revenue; substantial competition and rapid technological change in the pharmaceutical industry; the publication of negative results of clinical trials of the Company’s products; the ability to access capital; the ability to attract and retain key personnel; changes in government regulation or regulatory approval processes; dependence on contract research organizations; third party reimbursement; the success of the Company’s strategic investments; the achievement of development goals and time frames; the possibility of shareholder dilution; market price volatility of securities; and the existence of significant shareholders.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When reviewing our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Additional information about factors that may cause actual results to differ materially from expectations, and about material factors or assumptions applied in making forward-looking statements, may be found in the “Risk Factors” section under “Business Environment” and elsewhere in the following Management’s Discussion and Analysis of Operating Results and Financial Position for the three months ended December 31, 2016. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf; such statements speak only as of the date made. The forward-looking statements included herein are expressly qualified in their entirety by this cautionary language.

In this report the words “us”, “we”, “our”, “the Company”, and “Portage” have the same meaning unless otherwise stated and refer to Portage Biotech Inc. and its subsidiaries.

Nature of Operation and overview

Portage Biotech Inc. (“the Company”) was operating as an Ontario, Canada incorporated company, Bontan Corporation Inc. (“Bontan”) until July 5, 2013. On July 5, 2013 the Company changed its name to the current name and was issued a certificate of Continuance by the Registrar of Corporate Affairs of the British Virgin Islands (“BVI”).

The Company now continues as a BVI incorporated company with its registered office located at FH Chambers, P.O. Box 4649, Road Town, Tortola, BVI. Its Toronto agent, its wholly owned subsidiary, Portage Services Ltd., is located at 47 Avenue Road, Suite 200, Toronto, Ontario, M5R 2G3, Canada.

The Company is a reporting issuer with the Ontario Securities Commission and the US Securities and Exchange Commission. Its shares trade on the OTC Markets under the trading symbol “PTGEF,” and  are also listed for trading in US currency on the Canadian Securities Exchange under the symbol “PBT.U”.

Portage develops, through its subsidiaries and associates, pharmaceutical & biotech products through to clinical “proof of concept” focussing on unmet clinical needs. Following proof of concept, Portage will look to sell or license the products to large pharmaceutical companies for further development through to commercialization.

Portage seeks products & co-development partners in ophthalmology, cancer, infectious disease, neurology and psychiatry with novel targeted therapies, or reformulations that can be patented.

Portage will work with a wide range of partners, in all phases of development. The collaboration may include direct funding or investing human capital/sweat equity from our extensive pool of talented scientists and physicians to value-add by mitigating risks, clinical trial design and regulatory expertise.

The following are brief details of the research and development activities in the Company’s portfolio entities:

Portage pharmaceuticals Ltd ( PPL) and EyGen Limited (EyGen)

PPL was incorporated on June 4, 2013 in the BVI and is a wholly owned subsidiary of Portage. EyGen was incorporated on September 20, 2016 in the BVI and is a wholly owned subsidiary of PPL.

PPL’s focus is in discovering and developing innovative cell permeable peptide (CPP) therapies to normalize gene expression, restore function and improve medical outcomes. Its core technology involves delivering biologically active “cargo” to intracellular and intranuclear targets to normalize cell and tissue function, improve the immunogenicity of vaccines and enable better treatment of intracellular pathogens.

The CPP platform is protected by two suits of intellectual property:

a.

an exclusive license for all patents on Antennapedia-based cell permeable peptides for non-oncology use and

b.

international patents for proprietary human-derived cell penetrating peptide structures without any therapeutic restrictions. Patent is protected until 2034. In July 2014, PPL successfully validated this new proprietary cell permeable peptide platform technology derived from human genes. This proprietary platform technology, named CellPorter, has been shown to efficiently deliver an active pharmacological agent or cargo into a cell without disrupting the cell membrane.

In a collaboration with the Pirbright Institute (UK), a conjugate utilizing this proprietary cell permeable peptide and a CD8 T-cell antigenic epitope derived from mycobacterium tuberculosis was demonstrated to provoke a specific CD8 T-cell immune response in Balb/c mice suggesting possible application of this technology for vaccines. Also in a collaboration with investigators at the University of Michigan PPL demonstrated the ability of CellPorter to deliver an active cargo across the blood brain barrier and in a collaboration at The National Eye Institute at the National Institutes of Health. CellPorter was shown to deliver active cargo to tissues inside the eye. CellPorter is a fully human cell penetrating peptide platform with properties making it superior to the cell penetrating peptide technology originally licensed from Trojantec®  and easier to formulate.  PPL is currently working on several new candidates using CellPorter.

This summer PPL nominated its first lead candidate from the CellPorter® platform, a potent anti-inflammatory peptide that it plans to develop for ophthalmological diseases, including Dry Eye Disease through its newly incorporated subsidiary, EyGen Limited. A world class development team with ophthalmic drug development expertise was formed and work on a new topical eye drop formulation is ongoing with anImal testing planned for April 2017 followed by a pre-IND meeting with FDA.

Because the final preclinical and clinical development of PPL-003 will be substantially more capital intensive than prior work with the platform, Portage management believes that the CellPorter® platform should be insulated from the dilution required to further develop PPL-003. Portage Management therefore believes that PPL should spin out its lead asset with the aim of independently financing PPL-003 and building a company in ophthalmology. PPL management are currently preparing a business plan to execute this spinout and set the course for the platform company. To this end, PPL incorporated EyGen Limited. EyGen will develop the lead product PPL-003, for Dry Eye Disease using the CellPorter® platform to be licensed from PPL.

EyGen is now looking at avenues to seek further funding or partnership to complete pre--‐clinical and GMP process development work, and schedule human testing in 2018.

Biohaven Pharmaceutical Holding Company Limited (Biohaven)

Biohaven, is a privately held clinical-stage biopharmaceutical company with a portfolio of innovative, late-stage product candidates targeting neurological diseases, including rare disorders.

Biohaven has licensed intellectual property from ALS Biopharma LLC, Rutgers University, the Massachusetts General Hospital (a teaching hospital of Harvard Medical School), Yale University and two large pharmaceutical companies.

Biohaven’s product candidate BHV-0223 is a novel formulation of a glutamate-modulating agent that Biohaven is developing for the treatment of Amyotrophic Lateral Sclerosis, or ALS.  The U.S. Food and Drug Administration, or FDA, cleared Biohaven’s investigational new drug application, or IND, for BHV-0223 in August 2015 and Biohaven has completed a pharmacokinetic study in humans.  Biohaven intends to commence a bioequivalence study of BHV-0223 in 2017 and to subsequently submit a new drug application for the use of BHV-0223 in patients with ALS and pursue regulatory approval under Section 505(b)(2) of the U.S. Federal Food, Drug and Cosmetic Act.

Biohaven’s product candidate BHV-4157 is a third-generation prodrug that Biohaven is developing for the treatment of ataxias.  Biohaven believes that BHV-4157 will qualify as a new chemical entity, or NCE, if it receives regulatory approval from the FDA.  In May 2016, the FDA granted orphan drug designation to Biohaven for BHV-4157 in spinocerebellar ataxia, or SCA.  In December 2016, Biohaven began a Phase 2/3 clinical trial in SCA.

Other product candidates in development by Biohaven include BHV-5000, which is a glutamate N-methyl-D-aspartate, or NMDA, receptor antagonist that Biohaven in-licensed from a large pharmaceutical company.  Biohaven is initially developing BHV-5000 for the treatment of symptoms associated with an orphan neurological disorder.  Biohaven also intends to explore development of BHV-5000 for other neurological and other neuropsychiatric indications with high unmet medical need.  Biohaven is also developing BHV-3000 and BHV-3500, which are agents that Biohaven in-licensed from another large pharmaceutical company and which Biohaven is developing for the treatment of a neurological indication.

Biohaven plans to explore the use of its current product candidates in other indications and to potentially expand its pipeline of product candidates into other therapeutic indications.

In October 2016, Biohaven secured an $80 million equity funding commitment from third party investors.  The first tranche of the financing, in the amount of $40 million, closed in October 2016, and the second tranche of the financing, in the amount of $40 million, closed in February 2017. This funding will allow Biohaven to further develop its pipeline of product candidates.  However, Biohaven will need substantial additional funding to complete the development of its product candidates and meet its other commitments.

Sentien investment

In August 2015, Portage invested $ 700,000 in Sentien Biotechnologies Inc. (Sentien), a Medford, MA based regenerative medicine company, spun out of Harvard and MIT to commercialize a novel method of using mesenchymal stem cells (MSCs).  Rather than inject MSCs directly into patients, Sentien has developed a method of treating patients with the factors MSCs secrete in response to injury: the process involves taking off-the-shelf MSCs and loading them into a specially designed cartridge which is hooked into a dialysis machine and used to secrete factor into a  patients’ circulation during rutine blood filtering.  We invested alongside Boehringer Ingelheim Venture Fund in Sentien’s Series A Round to prepare the company for an IND.  Sentien is preparing to file its IND and is currently raising capital to support its first-in-man trial.

Portage Services Ltd (PSL)

We also have a wholly owned subsidiary, Portage Services Ltd.,(PSL) which was incorporated in Ontario, Canada under the name 1843343 Ontario Inc. and changed its name to the present name on July 11, 2013. PSL acts as a local agent for the Company as per the requirements of the Ontario Securities Commission. PSL maintains an office in Toronto, Canada and looks after all corporate, financials and regulatory matters.

We have developed a comprehensive website - www.portagebiotech.com, which provides information on our people, activities and other corporate details.

Summary of Results

The following table summarizes financial information for the quarter ended December 31, 2016 and the preceding eight quarters: (All amounts in ‘000 US$ except net income(loss) per share, which are actual amounts)

Quarter ended	Dec . 31, 2016	Sept 30, 2016	June 30, 2016	March 31, 2016	Dec. 31, 2015	Sept. 30, 2015	June 30, 2015	March 31, 2015	Dec. 31, 2014
Net income (loss) - attributable to the owners of the Company	(6,073)	33,861	(2,710)	(1,145)	(2,755)	(1,015)	(791)	(966)	(637)
Working capital	(168	442	7,460	4,593	3,055	3,822	5,374	1,115	1,725
Shareholders’ equity	(39,640	45,647	11,691	10,269	8,052	6,230	7,163	2,660	2,794
Net loss per shares - basic and diluted	(0.03)	0.13	(0.01)	(0.01)	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)

Number of common shares, options

These are as follows:

As at,	Dec. 31, 2016	Feb. 24, 2017
Shares issued and outstanding	253,438,894	253,438,894
Options granted but not yet exercised (a)	20,317,194	20,317,194

(a)

Options are exercisable into equal number of common shares at an average exercise price of US$0.15 and have a weighted average remaining contractual life of approximately 3.5 years as at Dec. 31, 2016.

Business environment

Risk factors

Please refer to the Annual Report in the form F-20 for the fiscal 2016 for detailed information as the economic and industry factors that are substantially unchanged.

Business plan

Portage is in the business of licensing, researching and developing potential drug candidates. The Company would like to assemble a portfolio of products: diversified as to their stage of development and pathology. Then inexpensively take them through to phase 2b clinical trial often called proof of concept (“POC”).

Upon a successful POC we will monetize the products through sale or license to big Pharma.

We are seeking discovery and co-development partners in areas such as cancer, infectious disease, neurology and psychiatry developing novel targeted therapies, stem cell therapy and even older marketed products that have been found to have novel patentable characteristics that bring new value to patients.

The goal is to grow Portage by carefully selecting compelling products to license, acquire or position as a joint venture. The product portfolio will be carefully selected to be at various stages in drug development but with an overriding characteristic of being attractive to large pharmaceutical companies. Portage has a strong team with extensive experience in drug development that will be leveraged to source the aforementioned products, to undertake the due diligence and guide them through drug development to monetization. Furthermore, the team’s track record of drug development success will be utilized to gain equity in lieu of cash in third party products.

Portage seeks products & co-development partners in ophthalmology, cancer, infectious disease, neurology and psychiatry with novel targeted therapies, or reformulations that can be patented.

Portage will work with a wide range of partners, in all phases of development. The collaboration may include direct funding or investing human capital/sweat equity from our extensive pool of talented scientists and physicians to value-add by mitigating risks, clinical trial design and regulatory expertise.

Development plans for our operating portfolio entities are detailed under “Nature of operations and overview “section of this report.

Results of operations

Three months ended Dec. 31,	2016	2015
	In 000’s US$
Income	-	-
Expenses - operating	(261)	(4,833)
Share of loss in associate	(5,812)	-
Net income (loss) for period, attributable to
Portage shareholders	(6,073)	(2,755)
Non-controlling interest	-	(2,078)
Retained earnings (deficit) at end of period	20,984	(14,014)

Expenses

The overall analysis of the operating expenses is as follows:

Three months ended Sept 30,	2016	2015
	In 000’s US$
Research and development	117	1,327
Consulting fee	114	3,356
Professional fees	15	131
Operating expenses	15	19
	261	4,833

Research and development costs

These costs comprised the following:

Three months ended Dec. 31	2016	2015
	In 000’s US$
Legal regarding Patents registration	13	4
Consultants - scientists and researchers	112	146
Fee paid by Biohaven under a service contract	-	554
Settlement of claim against a supplier	(120)	-
Other outside services - lab testing, peptide handling etc.	112	594
	117	1,298

Three months ended Dec. 31, 2016

Research and development costs during the three months to Sept. 30, 2016 were entirely incurred at PPL which was conducting various pre-clinical studies on animals for dry-eye. The costs related to assay work, ELIZA development and peptides manufacturing for the studies. As explained elsewhere in this report, the Biohaven results were not consolidated as our shareholdings in Biohaven reduced from a controlling interest to a significant influence and as a result, our investment in Biohaven was instead accounted for on an equity basis.

Consulting fee includes fees totaling to approximately $68,000 paid to the chief executive officer and chief scientific officer and value of PPL options of $2,174 issued to them and vested during the quarter quarter and a fee of $20,000 paid to a consultant hired by EyeGen.

Further details are provided under “nature of operations and overview “section of this report.

Three months ended December 31, 2015:

Biohaven incurred approximately $ 1 million in research and development work, which included clinical trial on BHV-0223 and pre-clinical work on prodrugs acquired in August 2015.  All other R & D costs were incurred at PPL in their pre-clinical work on their product candidate PPL-003. Consulting fees include cash fees of approximately $ 80,500 and value of vested options of $9,800 paid to the PPL chief executive officer and chief scientific officer.

Consulting fees

Consulting fees include cash fee and vested options as explained in note 12 to the unaudited consolidated financials for the three and nine months ended Dec.31, 2016.

Major cost for the three months ended Dec. 31, 2016 included cash fee of $ 45,000 to CFO and value of options to directors and consultants vested during the quarter of approximately 63,000.

Cash fee for the three months to December 31, 2015 included fee of $ 45,000 paid to CFO. Value of vested options granted to six consultants including the four directors of the Company totalled to $ 47,390 for the period. During the period, Biohaven issued 2,495 options under a new option plan to 15 persons comprising board members, management, employees and consultants. The fair value of these options based on Black-Scholes model worked out to approximately $5.7 million, of which approximately $3 million vested as at December 31, 2015 and were included in the consulting fees.

Professional fees

Professional fees for the three months ended Dec. 31, 2016 included legal fees of approximately $3,700 incurred in pursuing legal action against a supplier of PPL for recovery of costs incurred on a faulty clinical trial. The case was finally settled through negotiations in October 2016 under which PPL would receive $ 120,000, of which $ 30,000 was received on the settlement date and the balance would be received in eight equal annual instalments of $11,250 starting from January 1, 2017. The remaining professional fees included accrual for audit fee of $ 10,000 and general legal advice.

Professional fees for the three months ended December 31, 2015 included legal fee of $ 912 incurred by the Company and $ 147,691 incurred by Biohaven towards various corporate matters which included consultation in connection with private placements being carried out at Portage and Biohaven and regulatory matters. Audit fee over accrual of previous year of $27,959 was reversed while fee of $ 10,000 accrued for the current quarter, resulting in a negative audit fee of $17,959.

Share of loss in Associates

As explained in detail in Note 6 to the unaudited consolidated financials for the three and nine months ended Dec.31, 2016, The Company accounted for its investment in Biohaven on an equity basis. The Company held 35.16% of the issued and outstanding shares in Biohaven and therefore accounted for its 35.16% share of the Biohaven loss for the quarter as reported by Biohaven, which worked out to be approximately $5.8 million.

During the quarter ended December 31, 2015, the Company had controlling interest in Biohaven and therefore consolidated Biohaven results.

Liquidity and Capital Resources

Working Capital

As at December 31, 2016, the Company had a net working capital of approximately $167,000 compared to a working capital of approximately $ 4.6 million as at March 31, 2016.  Cash on hand as at December 31, 2016 was approximately $252,000 compared to $ 4.7 million as at March 31, 2016.

Significant decline is due to not consolidating Biohaven which usually held higher cash balance.

As at December 31, 2015, the Company had a net working capital of approximately 3.1 million compared to a working capital of approximately $ 1.1 million as at March 31, 2015.  Significant increase is due to additional funds of approximately $ 5. 2 million raised through a private placement by the Company which closed on June 24, 2015 and approximately $ 1.6 million raised by Biohaven from third parties, while net funds used for operating activities were approximately $4.6 million for nine months to December 31, 2015.

Cash on hand as at December 31, 2015 was approximately $2.9 million compared to $ 1.7 million as at March 31, 2015 due to raising of additional equity as explained above.

Operating cash flow

During the nine months ended December 31, 2016, operating activities required a net cash outflow of approximately $4.4 million compared to $4.6 million for the same period in 2015. The cash outflow primarily included research and development costs at PPL and approximately $3.6 million at Biohaven for the three months to June 30, 2016 which were met from the existing cash.

During the nine months ended December 31, 2015, operating activities required a net cash outflow of approximately $4.6 million compared to $1.6 million for the same period in 2014. The cash outflow included research and development costs of approximately $ 3.4 million. approximately $ 180,000 was a prepayment as at December 31, 2015.   Cash required for the operating activities was met from cash on hand and additional cash raised through equity financing.

The Company has not yet determined whether costs incurred and to be incurred are economically recoverable. The Company's continuing operations are dependent upon any one of:

1.

the existence of economically recoverable medical solutions;

2.

the ability of the Company to obtain the necessary financing to complete the research; or

3.

future profitable production from, or proceeds from the disposition of intellectual property.

4.

divesting its interest in investments

Although there are no assurances that management's plan will be realized, management believes the Company and its subsidiaries will be able to secure the necessary financing to continue operations into the future.

However, the unaudited consolidated financial statements for the three and nine months ended December 31, 2016 and 2015 include a going concern note which reflects need for further financing to continue our planned research and development work and operating needs of all our subsidiaries.

Investing cash flows

There were no investing activities during nine months to December 31, 2016.

The following were investing activities during nine months to December 31, 2015:

As part of the Company’s commitment to expand its drug development pipeline, the Company acquired in August 2015, 210,210 Series A preferred stock in Sentien Biotechnologies Inc., a Medford, MA based private company (“Sentien”) for $ 700,000 in cash. The cash was met from additional cash raised through equity financing. The preferred stock is fully convertible into equal number of common shares. The Company’s holdings represent less than 20% of the equity of Sentien. The Company has determined that it has no significant control or influence over the affairs of Sentien and has therefore accounted for this investment at cost. Sentien is planning Phase 1 study of its lead product, a cell-containing dialysis device for the treatment of Acute Kidney Injury.

Further, in August 2015, Biohaven acquired worldwide intellectual property rights to a portfolio of over 300 prodrugs, classified as New Molecular Entities, including IP rights to all future therapeutic indications. Biohaven paid cash of $ 1,000,000 plus issued 100 shares valued at $ 2,800 per share and two warrants for a total of 1,200 shares, of which one warrant covering 650 shares has vesting conditions which were not met as at December 31, 2015.Total purchase price of approximately $2.5 million has been capitalised as intangible assets since it fulfilled the criteria set out under IAS 38.22.

Financing cash flows

There were no new financing activities during nine months ended December 31, 2016.

During the nine months ended December 31, 2015, the Company raised approximately $5.2 million through private placement of approximately 36.8 million restricted common shares issued at $0.14 per share. In addition, Biohaven raised approximately $ 2.4 million from third parties through private placement of approximately 840 of its common shares at $2,800 per share.

Key Contractual obligations

Details of contractual obligations, commitments and contingent liabilities are provided in note 11 to the unaudited consolidated financials for the three and nine months ended December 31, 2016.

Off balance sheet arrangements

At December 31, 2016 and 2015, the Company did not have any off-balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

Transactions with related parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to between the related parties. Related party transactions are detailed in note 13 to the unaudited consolidated financials for the three and nine months to December 31, 2016.

Financial and derivative Instruments

The Company’s financial instruments recognized in the balance sheet consist of the following:

	December 31, 2016		March 31, 2016
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash (level 1)	252,137	252,137	4,688,929	4,688,929
Advances and other receivable (level 2)	125,190	125,190	203,940	203,940
Investment (level 3)	700,000	700,000	700,000	700,000
Investment in associate (level 3)	7,001,000	38,693,450	-	-

Financial liabilities
Accounts payable and accrued liabilities (level 2)	131,187	131,187	299,740	299,740

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below:

a)

Fair value of financial instruments

The Company’s financial assets and liabilities are comprised of cash, advances and receivable and, accounts payable and accrued liabilities.

The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•

Level 1 - Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•

Level 2 - Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•

Level 3 - Values are based on prices or valuation techniques that are not based on observable market data.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

The Company’s financial instruments are exposed to certain financial risks: credit risk and  liquidity risk.

b)

Credit risk

Credit risk is the risk of loss associated with a counter-party’s inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value amount carried on the statement of financial position.

a.

Cash- Cash is held with major international financial institutions in Canada and therefore the risk of loss is minimal.

b.

Other receivable - The Company is exposed to major credit risk attributable to customers since a significant portion of this amount represents the amount agreed on a settlement of a claim by PPL (Note 4) payable over eight years. The debtor has so far been diligent in paying the amounts on due dates and PPL management will be monitoring the matter on a regular basis.

c)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. The Company holds sufficient cash to satisfy obligations under accounts payable and accruals.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to take care of its operating needs and needs for investing in new projects. The Company believes that it will require further funding to finance the committed drug development work apart from meeting its operational needs for the foreseeable future. However, the exact need for additional cash cannot be reasonably ascertained at this stage.  The Company has already initiated actions to secure further funds through equity financing at its subsidiary level and potential partnership arrangement.

However, as a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual drug development expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company.

Use of Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. Significant areas where estimation uncertainty and critical judgments are applied include valuation of financial instruments, valuation of property, plant and equipment, impairment losses, depletion and depreciation, and measurement of stock based compensation.

Future Accounting Pronouncements

Standards issued but not yet effective up to the date of issuance of the Company‘s consolidated interim financial statements are listed below. This listing is of standards and interpretations issued which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IFRS 9 ‐ Financial Instruments

The IASB intends to replace IAS 39, Financial Instruments: Recognition and Measurements, with IFRS 9, Financial Instruments. IFRS 9 will be published in six phases, of which the first phase has been published.

For financial assets, IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, and replaces the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used. For financial liabilities, the approach to the fair value option may require different accounting for changes to the fair value of a financial liability as a result of changes to an entity’s own credit risk.

IFRS 9 (2014) is effective for the Company for annual periods beginning on April 1, 2018, but is available for early adoption. The Company has yet to assess the full impact of IFRS 9.

IFRS 15 - Revenue from Contracts with Customers

IFRS 15, issued by the IASB in May 2014, is applicable to all revenue contracts and provides a model for the recognition and measurement of gains or losses from sales of some non-financial assets. The core principle is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, and is to be applied retrospectively, with earlier adoption permitted. Entities will transition following either a full or modified retrospective approach. The Company does not believe that the above standard will have any impact on its financial statements.

IFRS 16 - Leases

In January 2016, the IASB issued IFRS 16 which requires lessees to recognize assets and liabilities for most leases. Lessees will have a single accounting model for all leases, with certain exemptions. The new standard is effective January 1, 2019, with limited early application permitted. The new standard permits lessees to use either a full retrospective or a modified retrospective approach on transition for leases existing at the date of transition, with options to use certain transition reliefs. The Company does not believe that the above standard will have any impact on its financial statements.

Internal Controls over Financial Reporting

Our Chief Executive Officer and our Chief Financial Officer (“the Management”) are primarily responsible in establishing and maintaining controls and procedures concerning disclosure of material information and their timely reporting in consultation and under direct supervision of the audit committee which comprises three independent directors. We have also instituted controls involving dual signatures and approval processes. We plan to introduce more rigorous controls as our activities expand. However, given the size and nature of our current operations and the involvement of independent directors, significantly reduces the risk factors associated with the inadequate segregation of duties.

The Management has instituted a system of disclosure controls for the Company to ensure proper and complete disclosure of material information. The limited number of consultants and direct involvement of the Management facilitates access to real time information about developments in the business for drafting disclosure documents. All documents are circulated to the board of directors and audit committee according to the disclosure time-lines.

Public securities filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission and can be viewed at www.edgar.com.